UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

PETT ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President Business Affairs, Legal and Compliance

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$348,219,840.30	$44,850.72

(1)     Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 48,498,585 shares of common stock, par value $0.0001 per share, of Symmetricom, Inc. (the “Company”), at a purchase price of $7.18 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 42,083,865 shares of common stock of the Company that were issued and outstanding as of October 25, 2013; (ii) 6,214,720 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of October 25, 2013, and (iii) up to 200,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2010 Employee Stock Purchase Plan of the Company.

(2)     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction value by .00012880.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,850.72	Filing Party: Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: October 28, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (cross-border issuer tender offer).

☐  Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 28, 2013 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on November 1, 2013, that certain Amendment No. 2 filed on November 6, 2013, that certain Amendment No. 3 filed on November 8, 2013 and that certain Amendment No. 4 filed November 12, 2013, the “Schedule TO”), by (i) PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Symmetricom, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 5 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

SCHEDULE I

Directors—the director biographies for Mr. Peterson and Mr.Leibel are hereby amended and restated in their entirety as follows:

DIRECTORS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
James J. Peterson

Microsemi Board member since 2000

Chairman of the Board since 2013; Chief Executive Officer since 2000; President from 2000 to 2013; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.

Dennis R. Leibel

Microsemi Board member since 2002

Lead Independent Director since 2013; Chairman of the Board from July 2004 to 2013; A retired financial and legal executive, private investor and consultant; Director of Commerce Energy Group, Inc., an electricity and natural gas marketing company based in Costa Mesa, California, from 2005 to 2008; Director of DPAC Technologies Corp., a device networking company based in Hudson, Ohio, from 2006 to 2011.

Officers—the officer biographies for Mr. Peterson, Mr. Brandi, and Mr. Pickle are hereby amended and restated in their entirety as follows:

OFFICERS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
James J. Peterson

Chairman of the Board since 2013; Chief Executive Officer since 2000; President from 2000 to 2013; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009. Officer of Microsemi since 2000.

Ralph Brandi	Executive Vice President since 2002; Chief Operating Officer from 2002 to 2013. Officer of Microsemi since 2000.

Paul Pickle

President and Chief Operating Officer since 2013; Executive Vice President, Integrated Circuits Group from 2012 to 2013; Senior Vice President and General Manager, Analog and SoC Products, from 2011 to 2012; Vice President and General Manager, Analog Mixed. Signal Products Group, from 2009 to 2011. Officer of Microsemi since 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2013	PETT Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: November 19, 2013	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and
Treasurer